Scott H. Baxter President, Chief Executive Officer & Chairman of the Board

Together, we successfully stood up a profitable company, built a best-in-class team dedicated to advancing the Wrangler® and Lee® brands, and delivered on our commitment to Total Shareholder Return (TSR). As one team, we navigated through challenging times marked by near-record inflation, a global pandemic, and significant supply chain disruptions, all while adapting to an increasingly dynamic macro-environment. Despite the challenges, we have remained focused on planting seeds of change and growth throughout our business. Today, Kontoor is a smarter, stronger, and more agile company than ever before. Through discipline, strategic investment, and the remarkable efforts of our global team, we have fine-tuned our formula for success, outperforming the competition and fortifying our business with one of the strongest balance sheets in our industry. The optionality we have created is fueling the momentum behind Wrangler and Lee. We continue to expand into new categories, channels, and demographics, outfitting more consumers across more wear occasions. Now, we’re taking the next step in further diversifying Kontoor’s portfolio of brands with the announcement that we have reached a definitive agreement to acquire the iconic outdoor and workwear brand Helly Hansen®. Helly Hansen checks all the boxes for us. We’re already huge fans of the brand and its authenticity, their products, and their story — and we believe Kontoor is uniquely positioned to partner with Helly Hansen to scale and elevate the business globally. The acquisition of Helly Hansen is the perfect fit for our strategy to evolve and expand our portfolio of brands, accelerate growth, and deliver long- term value for our shareholders. OUR FINANCIAL RESULTS Our formula for success works. The proof is in the numbers. In 2024, we continued to increase our market share and drive increases in our gross margin, operating margin, and earnings per share despite a challenging macroeconomic environment. Our continued focus on TSR was evident as we generated returns in excess of 40 percent for 2024.                                    K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T 1

FORTIFYING OUR BALANCE SHEET Our investments and growth have been supported by a disciplined approach to managing capital and a steadfast commitment to strategically reinvesting in our business while maintaining a laser focus on TSR. Since our spin-off in 2019, we’ve achieved a compounded annual TSR in the high-teens — significantly outpacing others in our peer group. In 2024, we returned nearly $200 million to shareholders and increased our quarterly dividend by 4 percent. Our $86 million of share repurchases under our authorization of up to $300 million further illustrates our strong capital allocation optionality and the robust cashflow of our business. FACILITATING GROWTH AND INCREASING PROFITABILITY THROUGH PROJECT JEANIUS To maintain our position of strength, we are going on offense with Project Jeanius. The global, company-wide transformation will further streamline and improve our organization, facilitate accelerated growth, and increase profitability. There is no better time to look inward and execute this project than while we have momentum.                                        2 20 24 A N N U A L R E P O R T 20 24 A N N U A L R E P O R T K O N T O O R B R A N D S , I N C .

The power of Project Jeanius lies in its self-funding model. We are not merely reallocating resources but structurally creating investment capacity organically through business optimization. This initiative will hasten the pace of our success by raising our profitability ceiling and increasing our investment capacity for future growth. We expect a solid return on investment for every dollar spent under Project Jeanius. I am confident that Project Jeanius will springboard our company into the future. CULTIVATING THE FULL POTENTIAL OF WRANGLER AND LEE We kicked off the year by establishing a true multi-brand platform to support the Wrangler and Lee brands. Through strategic leadership appointments and a continued optimization of our back-end processes, we have simplified our organization, allowing for increased speed and efficiency in our decision making. The performance of our brands proves we are executing a strategic playbook that works. 2024 was an incredible year for the Wrangler brand. We reached consumers like never before, grew our direct-to-consumer business, and marked 11 consecutive quarters of market share gains in our largest market. By delivering 3 20 24 A N N U A L R E P O R T incredible product paired with authentic storytelling, we placed Wrangler at the center of culture, providing runway for the brand’s growth in core, sustainable expansion into new categories and diversification of distribution. For Lee, we continue to build on the proud legacy that has established the brand as a global denim icon for generations. The hard work we have put into improved consumer insights and a refreshed creative vision is providing a clear path for optimization and growth. FUELED BY A CULTURE OF EXCELLENCE Our achievements over the past six years are a testament to the hard work, creativity, and tireless dedication of our global team. Through a continued commitment to investing in our people, we have built a growth culture — one where each employee is connected to the success of Kontoor. The dedication and resilience of our global workforce can be seen in the growing success of our business. In our core bottoms and shorts business for both brands, lives, to our partners who collaborate with us and are helping to shape the future of our brands, and to our shareholders for entrusting us with their investment. I also want to acknowledge the partnership of our Board of Directors. As we look to the future, I am excited about the many new opportunities budding before us and the promise of them growing to maturity. as measured by Circana, we gained 90 basis points of market share for the year. We expect to maintain this momentum into 2025. Our ability to outperform the market is further proof of our team’s talent and collective ability to fuel Wrangler and Lee’s evolution as global lifestyle brands. FUTURE-PROOFING SUCCESS We have built a winning team with a winning strategy. Now, we are fortifying that success for the years ahead. I want to thank our global workforce for working together to build a rock-solid foundation for Kontoor Brands. Their dedication to our business, passion for Wrangler and Lee, and commitment to excellence fuels the momentum behind our business. I remain deeply grateful to our consumers and customers around the world for making our brands part of their !   "     # #    "$$    %  "      "  K O N T O O R B R A N D S , I N C . 4 20 24 A N N U A L R E P O R T K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T

Thank you for being part of this incredible journey. Scott H. Baxter President, Chief Executive Officer & Chairman of the Board K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T 5

Each day, we harness the resilience and optimism of the Cowboy Spirit. We see challenges as opportunities and pursue new adventures with energy and optimism. This ethos helped make 2024 Wrangler’s most successful year in decades. In our core business, Wrangler gained 90 basis points of market share in the U.S. in 2024, marking 11 consecutive quarters of market share gains in our largest market. Wrangler revenue grew 3 percent in the U.S., the brand’s largest market. Global direct-to-consumer (DTC) grew high single digits, and our loyalty program surpassed all growth targets, up 112 percent from the prior year, creating a thriving, direct line of communication with our most loyal consumers. Design and innovation continue to drive Wrangler’s dominance in our core product offerings. For example, Bespoke, our newest female fit innovation, launched across DTC and specialty retail, exceeding our high expectations with many styles quickly selling out. Bespoke will continue to be a focused product story in 2025 as we look to scale this platform. Staying with female, the highly anticipated collection from GRAMMY Award- winning country superstar, Lainey Wilson, launched as our single largest collaboration to date, with Wrangler loyalty members accounting for one-third of the product purchases. Wrangler x Lainey Wilson will bring fans more of what they want with a second collection launching in Spring 2025, and plans to further capitalize on the success of the partnership through 2026. Shifting to male, the Cody Johnson shirt collection offers consumers an authentically western style coupled with a tailored fit. The multi-year partnership with Johnson, one of the biggest country music stars of his generation, adds to an esteemed roster of endorsements from country music legends including George Strait, whose Wrangler collection has been a growing success for more than two decades. For consumers looking for non-denim options, the brand’s Tough Comfort line introduced durability and comfort in a canvas pant perfect for all wear occasions. Tough Comfort speaks to Wrangler’s focus on providing exciting new products for our core consumer. Strategic investment in product development continues to fuel Wrangler’s expansion into outdoor apparel. This category has grown into a $200 million business for Wrangler — up 15 percent from last year and doubling from approximately $100 million five years ago. We anticipate that outdoor will double again in the next five years and further diversify distribution for the brand. Wrangler remains the authority in Western bottoms and tops, with revenue in our U.S. Western business growing 5 percent in 2024, and we continued our global expansion with the European debut of Wrangler’s 13MWZ Original Cowboy Cut jean, our most globally successful product launch to date. We are also strengthening our capacity for authentic storytelling to deepen our relationship with long-time fans and new, younger consumers. Conceptualized and produced in-house, the Wrangler global equity campaign showcased the power of music, community, and classic Wrangler                      K O N T O O R B R A N D S , I N C . 6 20 24 A N N U A L R E P O R T

styles to celebrate the endless possibilities that a new day brings. Celebrated as our highest tested campaign, and the brand’s return to national broadcast, the “Good Mornings Make for Better Days” campaign is a testament to the best-in-class talent at Wrangler and our collective ability to fuel the brand’s evolution. This level of consistent performance proves that our strategy has set Wrangler on a future path of success. Through strategic investments in the brand and in our people, we have created incredible momentum for Wrangler. We see tremendous untapped opportunity on the horizon and are committed to the continued global growth and success of the Wrangler brand. K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T 7

         Kontoor is writing the next chapter in Lee’s storied history of bringing iconic American cool to life. In 2024, the team leveraged data- driven insights to methodically refine Lee’s creative vision and strategy to build a new foundation for a return to growth. With clearly defined consumer targets, a focus on innovation, and an enhanced demand creation platform, Lee is determined to regain its place in the center of culture. Leaning into its legacy of driving innovation, Lee launched Lee X and Lee MVP Heritage Denim at the end of 2024. These new platforms combine the look and feel of authentic, world-class denim with the comfort of a performance pant. Both Lee X and Lee MVP Heritage Denim had an encouraging start in 2024 and are poised to build momentum in 2025. K O N T O O R B R A N D S , I N C . 8 20 24 A N N U A L R E P O R T K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T

For Lee female, the brand gained market share for the 12th consecutive month in December across denim, non-denim, and seasonal product, according to Circana. Our new lifestyle product categories including sets, dresses, skirts and tops have been well received and provide a great opportunity to expand wear occasions while creating brand loyalty with younger consumers. In 2024, Lee's collaboration with Forever 21 opened the doors to new U.S. retail spaces and consumer demographics, getting Lee product in the hands of young, female consumers. The brand’s highly touted collaborations with Oliver Cabell and Hey Dude led to a new licensing deal in footwear — an exciting opportunity for the brand. In early 2025, brand collaborations with Buck Mason and Paul Smith will paint a clear picture of how Lee is connecting with consumers across the globe. And the brand will build momentum in the back half of the year with the launch of a new brand equity campaign. We see early signs that we’re on the right path. Lee’s brand health metrics meaningfully improved in the last six months of 2024, and the brand experienced double-digit growth in DTC in the United States in the fourth quarter of the year. Still, Lee remains a uniquely global brand, with 40 percent of our revenue coming from outside the United States. As Kontoor transforms its global operating model under Project Jeanius, Lee has the opportunity to become an even bigger global player — one that can provide valuable real-time consumer insights from international markets to the rest of Kontoor’s brand portfolio. For example, our new concept stores in Asia are serving as a successful prototype for additional store rollouts in 2025. Lee’s best days lie ahead. We are confident that the important work we have been building will create a higher standard and a return to growth for the brand. 9 20 24 A N N U A L R E P O R T K O N T O O R B R A N D S , I N C . 20 24 A N N U A L R E P O R T K O N T O O R B R A N D S , I N C .

COMMITTEES OF THE BOARD 1 Audit Committee 2 Nominating and Governance Committee 3 Talent and Compensation Committee 4 Strategy and Finance Committee Scott H. Baxter 4 President, Chief Executive Officer & Chairman of the Board Kontoor Brands, Inc. Mark L. Schiller 1, 2 Retired President and Chief Executive Officer The Hain Celestial Group, Inc. Robert M. Lynch 3 Chief Executive Officer Shake Shack, Inc. Ashley D. Goldsmith 2, 3 Chief People Officer Workday, Inc. Shelley Stewart, Jr. 2, 4 Retired Chief Procurement Officer E.I. du Pont de Nemours & Co. Robert K. Shearer 1, 4 Lead Independent Director Retired SVP & Chief Financial Officer VF Corporation Maryelizabeth R. Campbell 1 Retired President vCommerce Ventures of Qurate Retail, Inc. Andrew E. Page 1, 3 Chief Financial Officer Amer Sports, Inc. Scott H. Baxter President, Chief Executive Officer & Chairman of the Board Thomas E. Waldron Executive Vice President, Chief Operating Officer Mame Annan-Brown Executive Vice President, Global Communications & Public Affairs Jennifer H. Broyles Executive Vice President, Global Brands President, Wrangler & Lee Ezio Garciamendez Executive Vice President, Chief Supply Chain Officer Joseph A. Alkire Executive Vice President, Chief Financial Officer Peter A. Kidd Executive Vice President, Chief Human Resources Officer Thomas L. Doerr, Jr. Executive Vice President, General Counsel & Secretary             K O N T O O R B R A N D S , I N C . 10 20 24 A N N U A L R E P O R T

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       Common Stock Listed on the New York Stock Exchange—trading symbol KTB. Shareholders of Record As of the close of business on the record date, February 13, 2025, there were 2,262 shareholders of record. Dividend Policy Quarterly dividends of Kontoor Brands, Inc. Common Stock, when declared, are paid on or about the 20th day of March, June, September, and December. Dividend Direct Deposit Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House system. Questions concerning this service should be directed to Computershare Trust Company, N.A., at www.computershare.com/investor. Dividend Reinvestment Plan The Plan is offered to shareholders by Computershare Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of Kontoor Brands Common Stock. Questions concerning general Plan information should be directed to the Office of the Executive Vice President, General Counsel & Secretary of Kontoor Brands, Inc. Transfer Agent and Registrar Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificates, payment of dividends, dividend check replacements, duplicate mailings or other account services should be directed to the following: Mailing Addresses Shareholder correspondence should be mailed to: Computershare P.O. Box 43006 Providence, RI 02940-3006 Overnight correspondence should be sent to: Computershare 150 Royall Street Suite 101 Canton, MA 02021 Shareholder Online Inquiries https://www-us.computershare.com/investor/contact Corporate Office & Mailing Address Kontoor Brands World Headquarters 400 North Elm Street Greensboro, NC 27401 Telephone: 336.332.3400 Kontoor Brands Contacts Mame Annan-Brown Executive Vice President, Global Communications & Public Affairs Michael Karapetian Vice President, Corporate Development, Strategy, & Investor Relations Forward-Looking Statements The Kontoor Brands 2024 Annual Report to Shareholders contains forward-looking statements as defined by federal securities laws. Important factors that could cause future results to differ materially from those projected in the forward-looking statements are discussed within Part 1 of Kontoor Brands, Inc. 2024 Form 10-K. Kontoor Brands Website www.KontoorBrands.com Shareholder Website https://www-us.computershare.com/investor

400 North Elm Street Greensboro, NC 27401 For additional information, visit KontoorBrands.com A PDF version of this Annual Report is posted on our website. Printed on paper that consists of at least 10% post-consumer fiber. TM